Exhibit (e)(19)

November 18, 2014

Patrick Vink

Etzelstrasse 20

8707 Uetikon am See

Switzerland

Dear Patrick:

Congratulations! We are very enthusiastic about you becoming the Chief Operation Officer for Cubist Pharmaceuticals, Inc. (“Cubist). Though you will hold that appointment beginning on January 1, 2015, from January 1-May 31, 2015, you will perform the duties of that role as an employee of Cubist Pharmaceuticals GmbH (“Cubist GmbH”) who is based in Zurich and seconded to Cubist, as described below. During the Secondment Assignment (see below) and thereafter as a Cubist employee, you will report directly to Rob Perez, Chief Executive Officer. Please note that this is a contingent offer of employment and will be final only upon you (a) being legally authorized to work in the United States at the conclusion of the Secondment Assignment, (b) signing the Cubist employee confidentiality agreement (described below), and (c) remaining employed by Cubist GmbH through the Secondment Assignment.

We hereby summarize the principal terms of our offer, as follows:

Secondment Assignment: From January 1, 2015 through May 31, 2015, you will remain an employee of Cubist Pharmaceuticals GmbH (“Cubist GmbH”) and will be seconded by Cubist GmbH to Cubist to perform the duties of COO (the “Secondment Assignment”). You will remain on the Zurich office payroll and will continue to be eligible for the benefits offered by Cubist GmbH to its employees. You will continue to work out of the Zurich office, though you may be required, at Cubist’s discretion, to perform some or all of your duties during that time in Cubist’s office in Lexington, Massachusetts.

On or about May 31, 2015, you agree that you will resign your position with Cubist GmbH to join Cubist. Nicolas Hochuli will assist you with transitional issues in ending your Cubist GmbH employment and commencing your Cubist employment.

Base Salary: Effective January 1, 2015, your compensation will be CHF 622,839. At the conclusion of the Secondment Assignment and start of Cubist employment, you will be paid US$27,083.33 in base salary per semi-monthly pay period which represents an annual base salary of approximately US$650,000. Under U.S. and Massachusetts law, this position is exempt, so you will not be eligible for overtime pay.

Performance Bonus: Effective January 1, 2015, you will be eligible to participate in an annual bonus plan, subject to its terms and conditions, with the potential to earn a discretionary bonus equivalent to a target percentage of up to 75% of your bonus-eligible base wage, based upon achievement of company performance and individual performance. The determination of whether a bonus is awarded and how much bonus, if any, will be paid remains in the discretion of Cubist, and is not considered a wage under U.S. or Massachusetts law.

Initialed:

Benefits: Upon completion of the Secondment Assignment and start of your Cubist employment, you will be eligible to participate in Cubist’s comprehensive benefit program provided to our regular, full-time employees, including Health, Dental, Life and Disability Insurance, matching 401(k) Plan, Employee Stock Purchase Plan, etc. As part of your benefits, you will receive three weeks of paid vacation. Please see the enclosed benefits brochure for further details on the Cubist benefits program. Cubist retains the right to amend, modify, or cancel any benefits program. Where a particular benefit is subject to a formal plan (for example, medical insurance or 401(k)), eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document. Should you have any questions about the Company’s benefits, please feel free to request a copy of any applicable plan document and/or make further inquiry from the U.S. Benefits Manager.

Equity Awards: You will receive long term incentive compensation awards with respect to shares of Cubist Pharmaceuticals, Inc. common stock (“CBST stock”) having a total value, determined as of the grant date, equal to $3,000,000. Your awards will consist of (i) non-qualified stock options (the “Option”) that have a Black-Scholes value, determined as of January 1, 2015, equal to 50% of your total grant-date value, and (ii) restricted stock units (“RSUs”) with respect to shares that have a grant-date value equal to 25% of your total grant-date value as of January 1, 2015 and (iii) performance restricted stock (“PRSUs”) that have a grant-date value equal to 25% of your total grant-date value to be issued as part of your annual equity incentive award in February 2015. The Option shall vest in equal quarterly installments over four years from the grant date, provided you remain continuously employed through each such vesting date. The RSUs shall vest annually on a pro rata basis over four years from the grant date, provided you remain continuously employed with us through each such vesting date (RSUs vest into an equivalent number of shares of CBST stock). The PRSUs will cliff vest after three years. The Option, RSUs and PRSUs shall contain other terms and conditions as established by the Compensation Committee of the Cubist Pharmaceuticals Inc.’s Board of Directors. You will receive grant notices and other documents leading up to and following the vesting date, which will govern the terms and conditions of the Option, RSUs and PRSUs.

Relocation: Cubist will provide you with assistance to smoothly transition to your new job location. You will be eligible to receive a relocation benefit to assist you in your move from Switzerland to the greater Boston area at the conclusion of the Secondment Assignment and start of your Cubist employment. Enclosed is a detailed relocation program document outlining the program benefits and rules. The relocation benefit is provided to you on the condition that you commit to remain with Cubist for a minimum period of two years. To receive this benefit, Cubist will require you to sign and agree to the terms and conditions in the enclosed Relocation Agreement. Please see exhibit A for additional terms regarding your relocation package.

Immigration: Cubist will assist you in obtaining a non-immigrant visa to work in the United States and will cover the costs incurred in connection with this process. You must have authorization to work in the United States before your relocation.

Taxation: A tax consultant provided by Cubist will meet with you during the Secondment Assignment and will be available in 2015 to advise you on the tax filing requirements in the U.S. and Switzerland and to assist you with your 2015 annual tax preparation and filings.

You are advised that part of the Equity Awards detailed above is intended to recognize any potential tax consequence you may experience in Switzerland or the US due to the Secondment Assignment and/or subsequent employment in the US. To the extent any taxes are owed by you to the Swiss and/or US governments, Cubist is not responsible.

Initialed:

Retention Letter: You are eligible for a Cubist Retention Letter upon employment. During the Secondment Assignment, your current Retention Letter, dated November 5, 2012, will remain in effect.

Confidentiality, Inventions and Non-Solicitation Agreement: Attached with this offer letter, you will find a copy of an Agreement regarding confidentiality, non-solicitation, and intellectual property (the “Agreement”). This Agreement is fully applicable during the Secondment Assignment and thereafter. To protect, both in the U.S. and Switzerland, any Cubist entity’s substantial investment of time and money in the creation, maintenance and protection of its Confidential Information and good-will with its customers, clients, and collaborators, your offer of employment is contingent upon your signing this Agreement and your continued willingness to abide by its terms.

Employment At-Will: While we look forward to a long and mutually beneficial relationship, please know that you are not being offered employment for a definite period of time and that either you or Cubist may terminate the employment relationship at any time and for any reason without prior notice. Nothing in Cubist’s offer to you of compensation or benefits should be interpreted as creating anything other than an at-will employment relationship.

The terms and conditions of this offer letter and your employment shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflicts of laws principles thereof, except that any rights or obligations established or conferred by the wage-hour or discrimination laws of the state where you primarily reside shall be governed by the laws of that state. In addition, you acknowledge and agree that any action, claim or counterclaim concerning this offer or your employment shall be brought either in a court of competent jurisdiction in Massachusetts or in a court of competent jurisdiction in the state where you primarily reside. You acknowledge that, because Cubist is headquartered in Massachusetts, and you will have regular interaction with Cubist representatives based in Massachusetts, it is appropriate and reasonable for a dispute to be heard by a court of competent jurisdiction within Massachusetts. By signing below, you agree to be subject to the personal jurisdiction and venue of the Massachusetts courts. Finally, you agree that any dispute relating to this offer or your employment shall be resolved in a court of competent jurisdiction in by a judge alone, and you waive and forever renounce your right to a trial before a civil jury.

We are very enthusiastic about you becoming a member of the Cubist US team. If you have any questions, please contact us.

This offer letter, including the Relocation Agreement and your Cubist Confidentiality, Inventions and Non-Solicitation Agreement supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment or any aspect of your anticipated employment.

Sincerely,

/s/ Robert Perez

Robert Perez

President & COO

Initialed:

Yes, I accept the terms and conditions of this offer.

Signed:	/s/ Patrick Vink	Date:	November 18, 2014

Start Date:

Initialed: